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                                                 HUNTON & WILLIAMS LLP
                                                 BANK OF AMERICA PLAZA
                                                 SUITE 3500
                                                 101 SOUTH TRYON STREET
                                                 CHARLOTTE, NORTH CAROLINA 28280

                                                 TEL      704 o 378 o 4700
                                                 FAX      704 o 378 o 4890


                                                 ANDREW A. GERBER
                                                 DIRECT DIAL: 704-378-4718
                                                 EMAIL:   agerber@hunton.com

December 7, 2004                                 FILE NO: 64056.000004


VIA OVERNIGHT DELIVERY AND EDGAR

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE: GREAT WOLF RESORTS, INC. - AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 FILED NOVEMBER 26, 2004 (FILE NO. 333-118148) (THE "REGISTRATION STATEMENT")

Dear Ms. Garnett:

         This letter sets forth the responses of Citigroup Global Markets Inc. ("Citigroup") to the comments of the staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced Registration Statement. The Staff's comments were provided to Great Wolf Resorts, Inc. (the "Company") in a letter dated December 3, 2004. The Company filed Amendment No. 4 to the Registration Statement ("Amendment No. 4") on December 7, 2004.

i-Deal Online Offering Procedures and Materials

1. Comment: Supplementally, please tell us what precise documents will be delivered through the i-Deal electronic delivery system. It appears that the prospectus and amendments will be "delivered" by being made available through a website that i-Deal maintains. If the final prospectus is made available through the system, please tell us how i-Deal will provide confirmation (via paper or electronically) and how they will assure themselves that the final prospectus precedes or accompanies the confirmation. Also, please describe in more detail how i-Deal will effect "delivery."

         Response: Citigroup's use of the i-Deal Prospectus Delivery System ("i-Deal") is intended as a complementary distribution method to deliver preliminary prospectus materials to US institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information



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Ms. Karen J. Garnett
December 7, 2004
Page 2


         only. Citigroup does not intend to distribute the final prospectus or confirmations through i-Deal or by any other electronic means. The final prospectus and related confirmations will be delivered in hard copy through existing processes.

         More specifically, Citigroup currently intends on using i-Deal solely for the distribution to US institutional clients of (i) the Preliminary Prospectus, (ii) any preliminary prospectus distributed in connection with any required recirculation, and (iii) any supplement or sticker to a preliminary prospectus. Citigroup does not intend to use i-Deal for distribution of (i) any prospectus included in any pre-effective amendment that is not otherwise (1) subject to a recirculation or (2) distributed as a supplement/sticker to any preliminary prospectus, and
         (ii) any final prospectus or any supplement/sticker thereto. Delivery of documents through i-Deal is not effected by posting documents on i-Deal's website; delivery is effected by emailing each investor an hyperlink to the relevant documents.

2. Comment: We note that the i-Deal materials provide that investors who consent to electronic delivery will be notified "by email (or other available means) of the posting of any amendment to the prospectus for the offering." Please revise the procedures and i-Deal materials to obtain a specific consent from each investor for the manner by which the investor will receive communications. If i-Deal wishes to communicate by means other than email, investors must make a clear choice about the means by which they will receive communications.

         Response: Citigroup advises the staff that i-Deal will not communicate by any electronic means other than email for purposes of announcing the availability of the materials outlined above. In addition, Citigroup may rely on traditional, non-electronic means of communication such as written or telephonic communications. Each email communication will include a new consent to electronic delivery of the specific document covered by that email. The consents are not intended to operate as global consents to all future communications and distributions. The text of the revised email to i-Deal participants has been revised accordingly and is attached as EXHIBIT A hereto (Word version and screenshot). As noted above, the i-Deal system is only being used as a complementary delivery system and paper copies of all documents have been and will be sent to Citigroup's clients.

3. Comment: It appears that i-Deal intends to notify investors of amendments by emailing a notice that the amendments are available on their website. Currently, the only website page submitted to the staff appears to include only a hyperlink to the prospectus and technical information on accessing the document. Supplementally, please tell us whether this webpage will be used for updates or whether i-Deal will maintain a separate website



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Ms. Karen J. Garnett
December 7, 2004
Page 3


         with information about the offering. If i-Deal plans to use any other web screens, please submit those screen shots to the staff for review.

         Response: The initial email has been revised to address notifications of amendments and supplements that are made available on the same i-Deal website. i-Deal does not intend to maintain a separate website for amendments or supplements. The text of all emails will conform in all material respects to the text of the revised email (other than the hyperlink address and references to the specific document covered by the email). To monitor investors' receipt of future distributions, i-Deal plans on adding an additional date and time stamp link for any updates that will be accessible from a separate update email sent by i-Deal. See EXHIBIT B for screenshot.

i-Deal Email submission

4. Comment: The i-Deal email appears to be a Rule 134(b) communication. Since Rule 134(b) requires that the communication state where a prospectus can be obtained, please revise to clearly describe how investors may obtain a prospectus. Currently, there is no information about how to obtain a prospectus other than clicking through the consent to electronic delivery. In the event investors do not consent to electronic delivery, they will need a means to obtain a copy of the prospectus.

         Response: The initial email has been revised to clearly describe how investors may obtain a prospectus. Furthermore, as noted above, paper copies of all documents have been and will be sent to Citigroup's clients.

5. Comment: In the sixth paragraph of the email (beginning "the distribution of materials relating to the offering"), it appears that i-Deal may be attempting to shift the burden to investors to ensure compliance with local law. Supplementally, please tell us the purpose of this paragraph and why i-Deal believes this potential disclaimer is appropriate disclosure.

         Response: The email has been revised to delete the disclaimer regarding compliance with local law.


                                      * * *



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Ms. Karen J. Garnett
December 7, 2004
Page 4


         If you have any questions or require any further information concerning these responses, please call the undersigned at (704) 378-4718 or Stephen D. Leasure at (704) 378-4737.


                                           Very truly yours,

                                           /s/ Andrew A. Gerber

                                           Andrew A. Gerber


cc:        James A. Calder (Great Wolf Resorts, Inc.)
           J. Michael Schroeder (Great Wolf Resorts, Inc.)
           David C. Wright (Hunton & Williams LLP)
           Alan J. Prince (King & Spalding LLP)
           L. Neal Wheeler (King & Spalding LLP)



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                                                                       EXHIBIT A

TEXT OF I-DEAL EMAIL (AS REVISED)

This email is being sent by direction of Citigroup Global Markets Inc. ("Citigroup") to provide you with the access to the i-Deal Prospectus delivery service facilitating electronic delivery of the equity offering preliminary prospectus dated November 26, 2004 (the "Preliminary Prospectus") and/or any amendments of or supplements to the Preliminary Prospectus that are otherwise recirculated via paper recirculation to Citigroup's institutional clients prior to the final prospectus information becoming available (collectively, the "Preliminary Offering Materials"). A final prospectus and confirmation will be sent to you only in paper format. The link in this email will allow you to electronically access the Preliminary Offering Materials identified below for Citigroup's current equity offering for Great Wolf Resorts, Inc. This is a registered public offering under the U.S. securities laws.

If you do NOT wish to receive equity offering Preliminary Offering Materials from Citigroup via this electronic delivery platform, please let us know by replying to this e-mail and indicating that you wish to be removed from this e-mail list. If you do not access the documents referred to below, a paper copy of such documents will be mailed promptly to you with no further action on your part.

---------------

To complete electronic delivery of the Preliminary Offering Material as described more fully above, please review the disclaimers below and click on the personalized link that will take you to a PDF version of the materials identified below for this offering. Clicking on this link will indicate that you have agreed to the disclaimers in this email and consent to electronic delivery of the following document: PRELIMINARY PROSPECTUS DATED NOVEMBER 26, 2004. Your consent is applicable only to the receipt of the foregoing document(s).

If you are having any trouble downloading this document, please call the i-Deal Prospectus help desk at (212)-849-5024 for technical assistance.

*      *      *

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

THIS ANNOUNCEMENT IS NOT TO BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND IS NOT TO BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FURTHER FORWARDING, DISTRIBUTION OR REPRODUCTION OF THIS


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ANNOUNCEMENT IN WHOLE OR IN PART IS UNAUTHORIZED. FAILURE TO COMPLY WITH THIS
DIRECTIVE MAY RESULT IN A VIOLATION OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

CONSENT TO ELECTRONIC DELIVERY OF OFFERING DOCUMENTS (Does not waive your ability to receive traditional hard-copy delivery of the final prospectus).

By clicking on the link below, you are agreeing to the disclaimers above and are consenting to delivery to you of the PRELIMINARY PROSPECTUS DATED NOVEMBER 26, 2004 for the offered securities of Great Wolf Resorts, Inc. by means of electronic delivery by, or on behalf of, Citigroup via posting to this website where you can access and print such documents in lieu of a delivery of a physical copy of the prospectus materials.

If you accept electronic delivery of these materials through this platform, Citigroup, through this service, will notify you by e-mail of the posting of any amendment of or supplement to the Preliminary Offering Materials for this offering. At that time, you will be asked again to provide your consent to the electronic delivery of the relevant document.

You will need Adobe Acrobat Reader version 4.0 or higher in order to view the offering documents, any amended offering documents posted on this website. You will also need browser software, such as Internet Explorer version 5.0 or higher or Netscape Navigator version 4.7 or higher, to view the documents. There may be some external costs associated with electronic delivery (for example, your internet delivery service may charge you for time spent online, which you should review with your internet provider).

A paper copy version of the Preliminary Offering Materials referred to above may be obtained by calling your Citigroup Global Markets Inc. financial consultant or sales representative.

You may call for free technical assistance relating to the use of this service for accessing these Preliminary Offering Materials for Great Wolf Resorts, Inc. at the i-Deal Prospectus help desk at (212) 849-5024.

          ------------------------------------------------------------
You have received a document delivery from Citigroup (Equity). Please pick up your PRELIMINARY PROSPECTUS DATED NOVEMBER 26, 2004 by December __, 2004 at the following Web address:

http://delivery.i-dealprospectus.com/?id=%3a956%40%2f%3e5%3c58

Click on the above Internet address or copy and paste the Internet address into your browser.
         ------------------------------------------------------------


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                                                                       EXHIBIT B


                                  [DESCRIPTION]

               [IMAGE OF WEBPAGE NOTING AN AMENDMENT TO THE SAMPLE
           PROSPECTUS AND PROVIDING LINK TO SAMPLE AMENDED PROSPECTUS
                         AND ORIGINAL SAMPLE PROSPECTUS]